Exhibit (a)(5)(E)
News Release

STIEFEL LABORATORIES, INC. SUCCESSFULLY COMPLETES TENDER OFFER
FOR SHARES OF BARRIER THERAPEUTICS, INC.
Coral Gables, Fla. — August 5, 2008 — Stiefel Laboratories, Inc. (“Stiefel Laboratories”), the world’s largest independent pharmaceutical company specializing in dermatology, announced today that its wholly owned subsidiary, Bengal Acquisition Inc., has completed its all cash tender offer for the outstanding shares of common stock of Barrier Therapeutics, Inc. (“Barrier Therapeutics”) (NASDAQ: BTRX). The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on Monday August 4, 2008.
The depositary for the tender offer has advised us that, as of the expiration of the tender offer, an aggregate of 34,266,494 shares of Barrier Therapeutics common stock (including 621,093 shares that were tendered pursuant to the guaranteed delivery procedures) have been tendered into, and not properly withdrawn from, the tender offer. The tendered shares represent approximately 97% of the outstanding shares of Barrier Therapeutics common stock as of August 5, 2008. All of such shares have been accepted in accordance with the terms of the tender offer and, upon Stiefel Laboratories’ acquisition of such shares, Barrier Therapeutics will become a majority owned indirect subsidiary of Stiefel Laboratories.
Pursuant to the terms of the previously announced Merger Agreement, dated as of June 23, 2008, by and among Stiefel Laboratories, Bengal Acquisition Inc. and Barrier Therapeutics, Stiefel Laboratories and Bengal Acquisition Inc. expect to effect a merger of Bengal Acquisition Inc. with and into Barrier Therapeutics, with Barrier Therapeutics continuing as the surviving corporation following the merger. Upon the effectiveness of the merger, each outstanding share of Barrier Therapeutics common stock will be converted into the right to receive the same $4.15 per share in cash, without interest and less any required withholding taxes, if any, that will be paid to the holders of shares of common stock that were tendered in the tender offer. As a result of the merger, Barrier Therapeutics will become a wholly owned subsidiary of Stiefel Laboratories and Barrier Therapeutics’ common stock will be delisted from and will cease to trade on the

NASDAQ Global Market. Stiefel Laboratories, Bengal Acquisition Inc. and Barrier Therapeutics intend to complete the merger as soon as practicable following the satisfaction of the conditions in the Merger Agreement.
About Stiefel Laboratories, Inc.
Founded in 1847, Stiefel Laboratories (a privately held company) is the world’s largest independent pharmaceutical company specializing in dermatology. The company manufactures and markets a variety of prescription and non-prescription dermatological products. Some of the newest and best-known brands include Duac® Topical Gel (clindamycin, 1% — benzoyl peroxide, 5%) available in the Duac® Care System (CS); Evoclin® (clindamycin phosphate) Foam, 1%; Luxiq® (betamethasone valerate) Foam, 0.12%; MimyX® Cream; Olux® (clobetasol propionate) Foam, 0.05% and Olux-E® (clobetasol propionate) Foam, 0.05% also available in the Olux® / Olux-E® COMPLETE PACK; Soriatane® (acitretin) Capsules available in the Soriatane® CK CONVENIENCE KIT; Verdeso® (desonide) Foam, 0.05%; Brevoxyl®-4 Creamy Wash (benzoyl peroxide 4%) and Brevoxyl®-8 Creamy Wash (benzoyl peroxide 8%) packaged in the Brevoxyl® Acne Wash Kit; Extina® (ketoconazole) Foam, 2%; Oilatum® Cleansing Bar; Physiogel® Cream; Stieprox® (ciclopirox olamine) Shampoo; REVALÉSKIN™ Skin Care Products; and Sarna® Lotion. Its wholly-owned global network is comprised of more than 30 subsidiaries, manufacturing plants in six countries, research and development facilities on four continents, and products marketed in more than 100 countries around the world.
Stiefel Laboratories supplements its R&D efforts by seeking strategic partnerships and acquisitions around the world. To learn more about Stiefel Laboratories, Inc. visit www.stiefel.com.
About Barrier Therapeutics
Barrier Therapeutics is a pharmaceutical company focused on the development and commercialization of products in the field of dermatology. Barrier Therapeutics currently markets three pharmaceutical products in the United States: Xolegel® (ketoconazole, USP) Gel, 2%, for seborrheic dermatitis; Vusion® (0.25% miconazole nitrate, 15% zinc oxide, 81.35% white petrolatum) Ointment, for diaper dermatitis complicated by documented candidiasis; and Solagé® (mequinol 2.0%, tretinoin 0.01%) Topical Solution, for solar lentigines. Barrier Therapeutics has other product candidates in various stages of clinical development for the treatment of a range of dermatological conditions, including onychomycosis, psoriasis, acne, skin allergies, and acute fungal infections. The company is headquartered in Princeton, New Jersey and has a wholly-owned subsidiary in Geel, Belgium. More information about Barrier Therapeutics can be found on its corporate website at: www.barriertherapeutics.com.
Xolegel, Vusion and Solagé are trademarks of Barrier Therapeutics.

Important Information About the Tender Offer
This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Barrier Therapeutics. Stiefel Laboratories and Bengal Acquisition Inc. have filed with the SEC a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the offer, and Barrier Therapeutics has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. These documents contain important information about the tender offer and the proposed merger. Stockholders of Barrier Therapeutics are urged to read them carefully. Stockholders can obtain these documents free of charge from the SEC’s website at www.sec.gov or by contacting the Information Agent for the offer, Mellon Investor Services LLC, at (201) 680-5235 or (877) 892-8805 (toll-free).